UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Amazon Biotech, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                    02313V109
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                                 (CUSIP Number)


                                 Debbie Gushlak
                                  Halcyon, S.A.
                         4th Floor, Scotia Bank Building
                    Georgetown, Grand Cayman, Cayman Islands
                                 (345) 949-2648
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 3, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02313V109

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                 1.  Names of Reporting Persons. I.R.S. Identification
                        Nos. of above persons (entities only).     Halcyon, S.A.
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                 2. Check the Appropriate Box if a Member of a Group
                                                                         (a) / /
                                                                         (b) / /
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                 3. SEC Use Only
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                 4. Source of Funds                                           OO
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                 5. Check if Disclosure of Legal Proceedings Is Required
                      Pursuant to Items 2(d) or 2(e)                        /  /
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                 6. Citizenship or Place of Organization                  Panama
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     Number of
      Shares            7.  Sole Voting Power             1,792,500 (see Item 5)
   Beneficially  ---------------------------------------------------------------
     Owned by           8.  Shared Voting Power                   0 (see Item 5)
       Each      ---------------------------------------------------------------
     Reporting          9. Sole Dispositive Power                      1,792,500
      Person     ---------------------------------------------------------------
       With            10. Shared Dispositive Power                         None
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                11. Aggregate Amount Beneficially Owned
                      by Each Reporting Person                         1,792,500
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                12. Check if the Aggregate Amount in
                      Row (11) Excludes Certain Shares                      /  /
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                13. Percent of Class Represented by Amount in Row (11)      6.5%
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                14. Type of Reporting Person (See Instructions)              CO
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Item 1. Security and Issuer

      This Schedule 13D relates to the common stock, $.001 par value of Amazon Biotech, Inc., a Utah corporation, or "Amazon." The principal executive offices of Amazon are currently located at 43 West 33rd Street, Suite 405, New York, New York 10001.

Item 2. Identity and Background

      (a) Halcyon, S.A., a Panamanian corporation.

      (b) 4th Floor, Scotia Bank Building, Georgetown, Grand Cayman, Cayman Islands

      (c) Not applicable.

      (d) Halcyon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.


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

      (e) Halcyon has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

      On February 3, 2005, Amazon entered into a consulting agreement with Halcyon whereby Halcyon agreed to provide business strategy consulting services to Amazon. In consideration for the services to be rendered by Halcyon, Amazon issued to Halcyon 1,500,000 shares of its common stock. Before receiving these shares, Halcyon was the beneficial owner of 292,500 shares of Amazon common stock, giving Halcyon a total of 1,792,500 shares after the issuance of the 1,500,000 shares pursuant to the consulting agreement.

Item 4. Purpose of Transaction

      See Item 3, above.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number of shares of common stock to which this Schedule 13D relates is 1,792,500 shares, representing approximately 6.5% of the 27,680,634 shares of Amazon's common stock outstanding as of April 15, 2005.

      (b) Halcyon has sole voting and dispositive power over the 1,792,500 shares of the common stock which it owns.

      (c) See Item 3, above.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See Item 3, above.

Item 7. Material to Be Filed as Exhibits

        Exhibit
        Number            Description
        ------            -----------

        10.1 February 3, 2005 Consulting Agreement by and between Amazon Biotech, Inc. and Halcyon, S.A.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2005                                     /s/  Debbie Gushlak
                                                   -----------------------------
                                                   Halcyon, S.A.
                                                   By:  Debbie Gushlak, Director


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